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                             Original Schedule 13D
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                              IONICS INCORPORATED
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    46221810
                                 (CUSIP Number)

                                Steven E. Ducommun
                                Bell, Boyd & Lloyd
                        70 West Madison Street, Suite 3200
                         Chicago, IL 60602  (312) 372-1121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                  May 28, 1993
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page  1  of  4  Pages

SCHEDULE 13D
CUSIP No. 46221810
Page  2  of  4  Pages

1     NAME OF REPORTING PERSON:  Daniel J. Terra
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     SOURCE OF FUNDS:  PF
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E):     ( )     None
6     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7     SOLE VOTING POWER:                                                353,000
8     SHARED VOTING POWER:                                                    0
9     SOLE DISPOSITIVE POWER:                                           353,000
10    SHARED DISPOSITIVE POWER:                                               0
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     353,000
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:  ( )
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.1
14    TYPE OF REPORTING PERSON:  IN

SCHEDULE 13D
CUSIP No.     46221810
Page  3  of  4  Pages

Item 1.  Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D relates is the common stock, $1.00 par value per share (the "Common Stock"), of Ionics Incorporated (the "Company"), which has its principal executive offices at 65 Grove Street, Watertown, Massachusetts 02172.

Item 2.  Identity and Background.

     (a) (b) (c) This statement is being filed by Daniel J. Terra. Mr. Terra's principal business and office address is 990 Skokie Boulevard, Northbrook, Illinois 60062. Mr. Terra's principal occupation is as Chairman of the Board of of Lawter International, Inc., which is engaged in manufacturing printing ink vehicles and resin.

     (d) (e) Mr. Terra has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which he was or is, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Terra is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Terra purchased the Common Stock for a total of $20,548,892.70, all from his personal funds.

Item 4.  Purpose of Transaction.

     The purpose of the transaction was the purchase by Mr. Terra of Common Stock in the ordinary course of business for investment purposes. Depending upon trading prices of the Common Stock and upon Mr. Terra's personal financial position and goals from time to time, Mr. Terra may, subject to any applicable statutory or other limitations, purchase additional Common Stock or dispose of Common Stock in the open market, in privately negotiated transactions, or otherwise. Mr. Terra does not have any present plans or proposals which relate to or would result in any of the following:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer or a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any other existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's Restated Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities organization, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above. Mr. Terra retains the right to evaluate his position in the future and change his intent with respect to any of the foregoing actions.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Terra is the beneficial owner of 353,000 shares of the Common Stock which is equal to approximately 5.1 percent of the total issued and outstanding Common Stock.

     (b) Mr. Terra has the sole power to vote and dispose of the shares of the Common Stock beneficially owned by him.

     (c) Except as otherwise described herein, Mr. Terra has not engaged in any transaction in the Common Stock during the past 60 days:

     May 12, 1993             10,000 shares                $43-3/4
     May 28, 1993             10,000 shares                $42-1/2

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

     Mr. Terra does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material Filed as Exhibits.

     None.

Page  4  of  4  Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 8, 1994                          /s/ Daniel J. Terra
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        Date                                          Signature